TERYL RESOURCES CORP

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

 www.terylresources.com
TSX Venture Exchange: TRC.V
Pink Sheet Symbol: TRYLF
12g3-2(b) # 82-2026

TERYL RESOURCES COMPLETES DRILLING ON THE FISH CREEK CLAIMS, ALASKA

For Immediate Release: March 19, 2003, Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC.V) has been notified by the Company’s geological consultant, Avalon Development Corp., that the Fish Creek reverse circulation drilling program is completed. A total of five holes were drilled to test several magnetic anomalies for potential placer and lode gold mineralization.

Hard rock samples have been submitted to Chemex Labs, in Fairbanks, Alaska, for assays and the placer samples have been bagged and stored in our warehouse awaiting warmer weather to process them.

Additional core drilling will be recommended on the Phase II exploration program based on favorable results from the current drilling program. The Fish Creek Claims are located in the Fairbanks, Alaska mining district near the Kinross Gold Corp.’s Fort Knox Mine and adjacent to Teryl Resources Corp.’s joint venture Gil prospect which is reported to contain 10.7 million tons of gold at a grade of 0.04 opt Au (1.24 gpt) of drill indicated/inferred reserves.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the West Ridge Claims (100% owned), the Fish Creek Claims, 50% optioned from Linux Gold Corp. (LNXGF), and the Stepovich Claims, which Teryl has a 10% net profit interest from Kinross. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada and an interest in diamond prospects in the Northwest Territories, Canada. For further information visit the Company’s website at http://www.terylresources.com/

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:	John Robertson
800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 - 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409 Toll Free: 800-665-4616 www.terylresources.com